Exhibit 99.3

NICE Systems Highlights Integrated Product Portfolio to
Address Security, Safety and Operational Risks at ICS West 2012

RUTHERFORD, New Jersey, March 26, 2012 NICE today announced that it is showcasing its market-leading integrated security solutions in booth #6087 at ISC West 2012, taking place March 28-30 at the Sands Convention Center in Las Vegas.

The NICE integrated security portfolio enables organizations to efficiently and intelligently manage and control the complete incident lifecycle; addressing security, safety and operational risks in three dimensions: cross- time, cross-function and cross markets.

Cross-time impacts the entire lifecycle of an event—before, during and after—for real-time management, investigation, planning, improvement and prevention.  Cross-function provides relevant information and powerful tools for the different organizational roles including the security control room, operational environment, and post-event debriefing, data and trend analysis reports for decision makers. NICE’s Cross-market vertical expertise and service capabilities, built on a foundation of 20 years’ experience, enables NICE’s security solutions to be tailored to the unique needs of the organizations in different market segments, including airports, transit, banking, utilities, public safety, and others.

“By addressing security, safety and operational risks across different dimensions, NICE’s solutions brings paramount value to organizations,” said Guy Yaniv, General Manager, Surveillance Solutions, Security Group at NICE. “ICS West 2012 provides an excellent opportunity to demonstrate these comprehensive capabilities and also to introduce some of our newest enhancements to our market-leading portfolio.”

Among the enhancements NICE will be showcasing at ISC West 2012 are:

Comprehensive debriefing, investigation and learning
NICE is showcasing a comprehensive debriefing and investigation solution. This solution integrates NICE Inform and Situator, and is the first debriefing and reconstruction solution capable of capturing and synchronizing replay of multi-media sources including video, audio, GIS-based displays and key operational data. Step-by-step operator actions and 360-degree incident reconstructions can now be incorporated into the debriefing process for investigations, training, planning and prevention.

Enhanced situational awareness and response capabilities
New Situator capabilities add value-range analysis to the already robust correlation engine, while integrating hundreds of data sources. This combination provides insightful and optimized automatic responses for maximizing security, safety and operational handling, based upon pre-defined value ranges or thresholds.

Video management dashboard for distributed sites
Created for highly distributed environments, this unique video management dashboard, available on the enterprise class video management solution, NiceVision, offers a single-screen enterprise-wide view of video system status and maintenance alerts across any number of sites, and remote one-click video retrieval for fast investigations.

Tailored retail banking solutions
Featuring a multi-site management dashboard for quick, efficient status views of all remote bank branches, the NiceVision Banking Module works with existing video camera infrastructure to optimize TCO (total cost of ownership). Additionally, NiceVision’s integration with ATMs allows security managers to quickly and easily pinpoint ATM video footage for investigations, querying by transaction IDs, locations and other ATM data.

In addition to NICE’s presence at the conference, NICE security expert Dr. Bob Banerjee will be speaking at the PSA®-TEC Session ‘The New Video Surveillance Business: How to Generate Profit on Servers, Storage & Video Management’ on Tuesday, March 27, 2012 at 10:15 a.m.

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The solution enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.